Exhibit 99.104

Skeena Discovers Mineralization at Eskay Deeps

Vancouver, BC (September 15, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the discovery of high-grade gold-silver mineralization hosted 600 m below surface in the newly recognized Eskay Deeps prospect. Results presented here are from widely spaced deep exploration diamond drill holes into both the Eskay Deeps, hosted in the newly recognized Even Lower Mudstone (“ELM”) unit and the Water Tower Zone (“WTZ”). Six helicopter-supported drill rigs are currently active for the 2020 Phase I program focused in the 21A, 21B and 21C Zones for Pre-Feasibility Study (“PFS”) resource category conversions at the Eskay Creek Project (“Eskay Creek” or the “Project") located in the Golden Triangle of British Columbia. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Exploration Drilling Highlights:

Eskay Deeps

•	5.72 g/t Au, 12 g/t Ag (5.88 g/t AuEq) over 17.00 m (SK-20-257)

o	Including: 20.29 g/t Au, 37 g/t Ag (20.78 g/t AuEq) over 3.50 m

•	15.38 g/t Au, 11 g/t Ag (15.53 g/t AuEq) over 3.18 m (SK-20-257)

o	Including: 44.60 g/t Au, 28 g/t Ag (44.97 g/t AuEq) over 1.00 m

o	17.45 g/t Au, 10 g/t Ag (17.58 g/t AuEq) over 1.38 m

Water Tower Zone

•	12.67 g/t Au, 22 g/t Ag (12.96 g/t AuEq) over 14.50 m (SK-20-289)

o	Including: 28.70 g/t Au, 29 g/t Ag (29.09 g/t AuEq) over 1.30 m

•	5.75 g/t Au, 14 g/t Ag (5.94 g/t AuEq) over 11.00 m (SK-20-289)

o	Including 13.25 g/t Au, 23 g/t Ag (13.56 g/t AuEq) over 1.50 m

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths cannot be estimated at this time due to a lack of information. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero. WTZ – Water Tower Zone, NWTZ – New Water Tower Zone, LM – Lower Mudstone, DEEPS – Eskay Deeps.

Multiple Mineralized Zones Identified in New Eskay Deeps

Exploration drilling has intersected significant mineralization in the recently recognized Eskay Deeps prospect, situated 600 m vertically below surface in a previously unexplored area of the Project. This previously unidentified mineralization occurs greater than 260 m vertically below the lower extents of the currently modelled WTZ and is open in all directions. Mineralization in this new area occurs as discordant, pyritic replacements devoid of impurities (Hg-As-Sb) and is hosted within the ELM and Lower Andesite sequence. The intersected apparent thickness of the ELM at this location is approximately 125 m. Due to a lack of any other supporting drill holes in this new area, true widths cannot yet be estimated.

Water Tower Zone Expanded by Drilling – New Mineralized Feeder Structure

The known mineralization in the WTZ has been expanded downdip by this recent drilling. Up-hole of the main WTZ, another new occurrence of feeder-style, discordant mineralization was intersected to the west, hosted within intensely sericitized and silicified rhyolite breccias. This newly found mineralization potentially represents a previously unidentified second syn-volcanic feeder structure parallel to the WTZ. At greater depths, a substantial thickness (160 m), of ELM was intersected averaging only trace gold-silver mineralization. This remains very prospective.

“The discovery of multiple zones of ELM-hosted mineralization in the new Eskay Deeps adds significant exploration upside to the current resource base”, comments Paul Geddes, P.Geo., the Company’s Vice President Exploration & Resource Development. “Our success rate to date with only a handful of exploratory drill holes emphasizes the untapped growth potential and magnitude of the Eskay Creek mineralized system”.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-20-256	359.50	362.50	3.00	7.52	72.00	8.48	WTZ
SK-20-256	431.00	432.50	1.50	9.04	40.00	9.57	LM
SK-20-256	632.00	632.50	0.50	14.75	<5	14.75	DEEPS
SK-20-257	611.00	628.00	17.00	5.72	11.96	5.88	WTZ
INCLUDING	611.00	614.50	3.50	20.29	36.81	20.78	WTZ
INCLUDING	611.00	612.30	1.30	39.90	55.00	40.63	WTZ
AND	612.30	613.35	1.05	15.80	36.00	16.28	WTZ
AND	627.00	628.00	1.00	13.30	27.00	13.66	WTZ
SK-20-257	633.00	633.58	0.58	10.45	14.00	10.64	DEEPS
SK-20-257	672.90	676.08	3.18	15.38	11.40	15.53	DEEPS
INCLUDING	672.90	673.90	1.00	44.60	28.00	44.97	DEEPS
SK-20-257	686.12	687.50	1.38	17.45	10.00	17.58	DEEPS
SK-20-257	688.07	689.00	0.93	9.86	32.00	10.29	DEEPS

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)	ZONE
SK-20-267	323.30	332.50	9.20	4.49	1.94	4.52	WTZ
INCLUDING	331.00	332.50	1.50	10.50	<5	10.50	WTZ
SK-20-267	436.40	437.00	0.60	5.39	27.00	5.75	WTZ
SK-20-289	244.50	255.50	11.00	5.75	13.91	5.94	NWTZ
INCLUDING	246.00	247.50	1.50	13.25	23.00	13.56	NWTZ
SK-20-289	362.00	376.50	14.50	12.67	21.74	12.96	WTZ
INCLUDING	362.00	362.70	0.70	13.10	28.00	13.47	WTZ
AND	362.70	364.00	1.30	20.00	56.00	20.75	WTZ
AND	364.00	365.50	1.50	17.20	23.00	17.51	WTZ
AND	367.00	368.50	1.50	14.10	8.00	14.21	WTZ
AND	368.50	369.50	1.00	13.00	9.00	13.12	WTZ
AND	371.40	372.70	1.30	28.70	29.00	29.09	WTZ
AND	373.20	374.45	1.25	12.70	25.00	13.03	WTZ
AND	374.45	375.25	0.80	10.60	78.00	11.64	WTZ
SK-20-289	463.00	464.00	1.00	6.63	<5	6.63	DEEPS
SK-20-289	465.50	467.00	1.50	5.42	7.00	5.51	DEEPS
SK-20-289	478.00	479.00	1.00	6.99	13.00	7.16	DEEPS

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths cannot be estimated at this time due to a lack of information. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero. WTZ – Water Tower Zone, NWTZ – New Water Tower Zone, LM – Lower Mudstone, DEEPS – Eskay Deeps.

Table 2: Mine Grid Drill Hole Locations and Orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH	AZIMUTH	DIP
SK-20-256	9,701.0	10,997.0	856.9	758.1	86.6	-61.0
SK-20-257	9,620.6	10,901.5	842.3	704.3	89.0	-67.0
SK-20-267	9,701.4	10,996.8	830.3	764.0	92.8	-67.4
SK-20-289	9,701.4	10,996.8	830.3	836.0	75.0	-67.0

ESKAY CREEK PROJECT
WATER TOWER ZONE
SECTION 11030N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
SURFACE
PEA PIT LIMITS
BASALTS
CONTACT MUDSTONES
RHYOLITES
NEX ZONE
SK-20-289: 5.94 g/t / 11.00 m
4.09 / 1.76
2.84 / 2.16
3.60 / 3.90
600 mASL
LOWER MUDSTONES
RHYOLITES
DACITES
SK-20-289: 12.96 g/t / 14.50 m
7.27 / 4.66
9.06 / 6.50
WATER TOWER ZONE
UNTESTED
AU-AG MINERALIZATION
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORICAL DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORICAL MINE DEVELOPMENT
200 METRES
400 mASL
600 mE
800 mE
UNTESTED
1000 mE
EVEN LOWER MUDSTONES

ESKAY CREEK PROJECT
ESKAY DEEPS
SECTION 10920N
15 METRE SECTION ENVELOPE
LOOKING GRID NORTH
SURFACE
BASALTS
800 mASL
109 ZONE
CONTACT MUDSTONES
PEA PIT LIMITS
LOWER MUDSTONES
AU-AG MINERALIZATION
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORICAL DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORICAL MINE DEVELOPMENT
WATER TOWER ZONE
600 mASL
4.08 / 7.90
20.78 / 9.10
5.49 / 19.90
6.59 / 14.02
RHYOLITES
DACITES
RHYOLITES
400 METRES
400 mASL
EVEN LOWER MUDSTONES
SK-20-257: 5.88 g/t / 17.00 m
Including: 20.78 g/t / 3.50 m
SK-20-257: 10.64 g/t / 0.58 m
LOWER ANDESITES
SK-20-257: 15.53 g/t / 3.18 m
SK-20-257: 17.58 g/t / 1.38 m
And: 10.29 g/t / 0.93 m
NEW ESKAY DEEPS
200 mASL
600 mE
800 mE
1000 mE
1200 mE
1400 mE